UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No.     )*

Edgewise Therapeutics, Inc.

(Name of Issuer)

Common Stock, par value $0.0001 per share

(Title of Class of Securities)

28036F 105

(CUSIP Number)

Peter Haahr

Novo Holdings A/S

Tuborg Havnevej 19

Hellerup, Denmark DK-2900

+45 3527 6592

Copy to:

B. Shayne Kennedy, Esq.

Latham & Watkins LLP

650 Town Center Drive, 20th Floor

Costa Mesa, CA 92626

Telephone: (714) 540-1235

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

March 25, 2020

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is subject of this Schedule 13D, and is filing this statement because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.: 28036F 105

1.	Name of Reporting Person: Novo Holdings A/S
2.	Check the Appropriate Box if a Member of Group (See Instructions): (a) ☐ (b) ☐
3.	SEC Use Only:
4.	Source of Funds: WC
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e): ☐
6.	Citizenship or Place of Organization: Denmark

Number of Shares Beneficially Owned By Each Reporting Person With:	7.	Sole Voting Power: 5,587,207 (1)
	8.	Shared Voting Power: 0
	9.	Sole Dispositive Power: 5,587,207 (1)
	10.	Shared Dispositive Power: 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 5,587,207 (1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares: ☐
13.	Percent of Class Represented By Amount In Row (11): 11.4% (2)
14.	Type of Reporting Person: CO

(1)	Includes purchase of shares of Common Stock in the Issuer’s initial public offering (the “IPO”).
(2)

Based upon 49,217,048 shares of the Issuer’s Common Stock outstanding after the Issuer’s IPO, as reported in the Issuer’s prospectus pursuant to rule 424(b)(4) filed with the Securities and Exchange Commission (“SEC”) on March 26, 2021, which includes the exercise of the underwriters’ over-allotment option in connection with the IPO, as reported in the Issuer’s 8-K filed with the SEC on March 30, 2021.

Item 1.	Security and Issuer

This Schedule 13D relates to the common stock, par value $0.0001 per share (the “Common Stock”), of Edgewise Therapeutics, Inc., a Delaware corporation (the “Issuer”). The Issuer’s principal executive office is located at 3415 Colorado Ave., Boulder, Colorado 80303.

Item 2.	Identity and Background

(a)

Novo Holdings A/S is a Danish limited liability company that is wholly owned by Novo Nordisk Foundation (the “Foundation”), a Danish commercial foundation. Novo Holdings A/S is the holding company in the group of Novo companies (currently comprised of Novo Nordisk A/S and Novozymes A/S) and is responsible for managing the Foundation’s assets, including its financial assets. Based on the governance structure of Novo Holdings A/S and the Foundation, the Foundation is not deemed to have any beneficial ownership of the securities of the Issuer held by Novo Holdings A/S. Kenneth Harrison, Ph.D. is employed as a partner at Novo Ventures (US), Inc., which provides certain consultancy services to Novo Holdings A/S. Dr. Harrison was designated to the board of directors of the Issuer by Novo Holdings A/S in August 2019. Dr. Harrison is not deemed to be a beneficial owner of the securities held by Novo Holdings A/S.

The name of each director and executive officer of both Novo Holdings A/S and the Foundation is set forth on Schedule I to this Schedule 13D.

(b)	The business address of both Novo Holdings A/S and the Foundation is Tuborg Havnevej 19, 2900 Hellerup, Denmark.

The residence or business address of each director and executive officer of both Novo Holdings A/S and the Foundation is set forth on Schedule I to this Schedule 13D.

(c)

Novo Holdings A/S, a holding company that is responsible for managing the Foundation’s assets, provides seed and venture capital to development stage companies and invests in well-established companies within the life science and biotechnology sector.

The Foundation is a Danish self-governing and profit-making foundation, whose objectives are to provide a stable basis for commercial and research activities undertaken by the group of Novo companies and to support scientific, humanitarian and social purposes through grants.

(d)	Within the last five years, neither Novo Holdings A/S, the Foundation, nor any person named in Schedule I has been convicted in any criminal proceedings.

(e)

Within the last five years, neither Novo Holdings A/S, the Foundation, nor any person named in Schedule I was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration

Prior to the Issuer’s IPO, Novo Holdings A/S acquired the following securities of the Issuer:

(i)

In August 2019, Novo Holdings A/S purchased 4,466,945 shares of Series B-1 convertible preferred stock of the Issuer for $1.679 per share and an aggregate purchase price of approximately $7.5 million. The purchase price for these shares was paid by Novo Holdings A/S from its working capital.

(ii)

In August 2020, Novo Holdings A/S purchased 3,696,402 shares of Series B-2 convertible preferred stock of the Issuer for $2.029 per share and an aggregate purchase price of approximately $7.5 million. The purchase price for these shares was paid by Novo Holdings A/S from its working capital.

(iii)

In December 2020, Novo Holdings A/S purchased 1,231,216 shares of Series C convertible preferred stock of the Issuer for $3.8735 per share and an aggregate purchase price of approximately $4.7 million. The purchase price for these shares was paid by Novo Holdings A/S from its working capital.

(iv)

On March 19, 2021, the Issuer effected a reverse stock split wherein each outstanding share was converted to 0.5282 shares. Following this reverse stock split, Novo Holdings A/S held a total 4,962,207 shares of convertible preferred stock, comprised of 2,359,440 shares of Series B-1 convertible preferred stock, 1,952,439 shares of Series B-2 convertible preferred stock and 650,328 shares of Series C convertible preferred stock. Each share of convertible preferred stock converts into one share of Common Stock upon the completion of the Issuer’s IPO.

On March 30, 2021, the closing date of the IPO:

(i)	Novo Holdings A/S acquired an aggregate of 4,962,207 shares of Common Stock upon the automatic conversion of the convertible preferred stock that occurred upon the closing of the IPO; and

(ii)

Novo Holdings A/S purchased 625,000 shares of Common Stock from the underwriters (the “IPO Shares”) at $16.00 per share for an aggregate purchase price of $10 million pursuant to the provisions of the Underwriting Agreement among the Issuer and the several underwriters for the IPO. The purchase price of the IPO Shares was paid by Novo Holdings A/S from its working capital.

(iii)	Following these purchases in the IPO, Novo Holdings A/S held a total of 5,587,207 shares of Common Stock.

Item 4.	Purpose of Transaction

The acquisitions of Issuer securities made by Novo Holdings A/S, as described in this Schedule 13D, were for investment purposes. Novo Holdings A/S intends to review its investments in the Issuer on a continuing basis and any actions Novo Holdings A/S might undertake will be dependent upon its review of numerous factors from time to time, including, but not limited to: an ongoing evaluation of the Issuer’s business, financial condition, operations and prospects; price levels of the Issuer’s securities; general market, industry and economic conditions; the relative attractiveness of alternative business and investment opportunities; and other future developments. Novo Holdings A/S may, at any time and from time to time, acquire additional securities of the Issuer, or retain or sell all or a portion of the securities of the Issuer then held, in the open market or in privately negotiated transactions. Kenneth Harrison, Ph.D. is employed as a partner at Novo Ventures (US), Inc., which provides certain consultancy services to Novo Holdings A/S. Dr. Harrison was designated to the board of directors of the Issuer by Novo Holdings A/S in August 2019. Dr. Harrison is not deemed to be a beneficial owner of the securities held by Novo Holdings A/S. Dr. Harrison may engage in communications with the Issuer’s other directors and members of management, and stockholders and third parties regarding the corporate governance, business, operations, strategy or future plans (including proposed corporate transactions of a significant nature) of the Issuer, including any plans or proposals regarding the same. Other than as described herein, Novo Holdings A/S currently does not have any plans or proposals that relate to, or would result in, any of the matters listed in Items 4(a)–(j) of Schedule 13D, although, depending on the factors discussed herein, Novo Holdings A/S may review or reconsider or change its purpose or formulate different plans, strategies, or proposals with respect thereto at any time.

Item 5.	Interest in Securities of the Issuer

(a)    Novo Holdings A/S beneficially owns 5,587,207 shares of Common Stock (the “Novo Shares”) representing approximately 11.4% of the Issuer’s outstanding shares of Common Stock, based upon 49,217,048 shares of the Issuer’s Common Stock outstanding after the Issuer’s IPO, as reported in the Issuer’s prospectus pursuant to rule 424(b)4 filed with the SEC on March 26, 2021, which includes the exercise of the underwriters’ over-allotment option in connection with the IPO, as reported in the Issuer’s 8-K filed with the SEC on March 30, 2021.

(b)    Novo Holdings A/S is a Danish limited liability company wholly owned by the Novo Nordisk Foundation. Novo Holdings A/S, through its Board of Directors (the “Novo Board”), has the sole power to vote and dispose of the Novo Shares. The Novo Board may exercise voting and dispositive control over the Novo Shares with approval by a majority of the Novo Board. As such, no individual member of the Novo Board is deemed to hold any beneficial ownership or reportable pecuniary interest in the Novo Shares. Except as described above regarding the Novo Board, neither the Foundation nor any person listed on Schedule I has the power to direct the vote as to, or the disposition of, the Novo Shares.

(c) Except as described herein, Novo Holdings A/S has not effected any transactions in the Issuer’s Common Stock within the past 60 days and neither the Foundation nor any person listed on Schedule I has effected any transactions in the Issuer’s Common Stock within the past 60 days.

(d) Novo Holdings A/S does not know of any other person having the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Novo Shares.

(e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Pursuant to the terms of an Amended and Restated Investors’ Rights Agreement with the Issuer dated December 3, 2020, certain holders of the Issuer’s Common Stock, including Novo Holdings A/S, are entitled to rights with respect to the registration of their shares of Common Stock (the “registerable securities”) under the Securities Act of 1933, as amended. Beginning 180 days after the completion of the IPO, the holders of at least 30% of the then-outstanding registrable securities have demand rights to request the registration on Form S-1 of their registrable securities, provided the anticipated aggregate offering price, net of selling expenses, is at least $20 million. In addition, the holders of the then-outstanding registrable securities can request that the Issuer register all or part of their shares on Form S-3 if the Issuer is eligible to file a registration statement on Form S-3 and if the aggregate price to the public of the shares offered is at least $1 million. The stockholders may make an unlimited number of requests for registration on Form S-3, however the Issuer will not be required to effect a registration statement on Form S-3 if it has effected two such registration statements within the 12-month period preceding the date of the request. If the Issuer registers any of its securities for public sale, holders of then-outstanding registrable securities or their permitted transferees will have the right to include their registrable securities in such registration statement, subject to certain exclusions. All of these registration rights will expire, with respect to any particular holder, on the earliest to occur of (a) four years following the completion of the Issuer’s IPO and (b) at such time that all of the holder’s registrable securities equal less than 1% of the outstanding securities of the Issuer and can be sold without limitation in any ninety-day period without registration in compliance with Rule 144.

In addition, the Issuer, its directors and officers, and the holders of substantially all of its outstanding securities, including Novo Holdings A/S, entered into lock-up agreements, pursuant to which they agreed with the underwriters that, for a period of 180 days following the date of the prospectus in connection with the IPO, subject to certain exceptions, they will not, directly or indirectly, offer, sell, contract to sell, pledge, grant any option to purchase, lend or otherwise dispose of any shares of Common Stock, or any options or warrants to purchase any shares of Common Stock, or any securities convertible into, exchangeable for or that represent the right to receive shares of Common Stock or engage in any hedging or other transaction or arrangement which is designed to, or which reasonably could be expected to lead to or result in a sale, loan, pledge or other disposition or transfer of any of the economic consequences of ownership, in whole or in part, directly or indirectly, of any lock-up securities.

The descriptions of the Amended and Restated Investors’ Rights Agreement and the Lock-Up Agreement in this Item 6 of the Schedule 13D are summaries only and are qualified in their entireties by the actual terms of each such agreement, which are incorporated herein by reference. See Item 7 “Material to be Filed as Exhibits.”

Item 7.	Material to be Filed as Exhibits

Amended and Restated Investors’ Rights Agreement, dated as of December 3, 2020 (incorporated by reference to Exhibit 4.1 to the Issuer’s Registration Statement on Form S-1 filed with the SEC on March 5, 2021).

Exhibit 99.1	Form of Lock-Up Agreement between Novo Holdings A/S and the Underwriters.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: March 31, 2021	Novo Holdings A/S

/s/ Peter Haahr
	By:	Peter Haahr
	Its:	Chief Financial Officer

Schedule I

Information regarding each director and executive officer of both Novo Holdings A/S and the Novo Nordisk Foundation is set forth below.

Novo Holdings A/S
Name, Title	Address	Principal Occupation	Citizenship
Lars Rebien Sørensen, Chairman of the Board	Christianholms Tværvej 27, 2930 Klampenborg Denmark	Professional Board Director	Denmark

Steen Riisgaard, Vice Chairman of the Board	Hestetangsvej 155, 3520 Farum, Denmark	Professional Board Director	Denmark

Jean-Luc Butel, Director	235 Arcadia Road unit # 10-3 289843 Singapore	Global Healthcare Advisor, President, K8 Global Pte Ltd.	Singapore

Jeppe Christiansen, Director	c/o Kasper Fonager Christiansen Classensgade 59, 5. th. 2100 Kobenhavn Ø Denmark	Chief Executive Officer, Fondsmaeglerselskabet Maj Invest A/S	Denmark

Francis Michael Cyprian Cuss, Director	111 Rippling Brook Way, Bernardsville, NJ 07924 USA	Former Executive Vice President and Chief Scientific Officer of Bristol-Myers Squibb	United Kingdom

Viviane Monges, Director	Chemin de Craivavers 32, 1012 Lausanne, Switzerland	Professional Board Director	France

Henrik Poulsen, Director	Emiliekildevej 36 2930 Klampenborg Denmark	Professional Board Director and Senior Advisor, A.P. Møller Holding A/S,	Denmark

Poul Carsten Stendevad, Director	3220 Idaho Ave NW Washington, DC 20016 USA	Senior Fellow, Bridgewater Associates	Denmark

Kasim Kutay, Chief Executive Officer of Novo Holdings A/S	Bredgade 65, 3.tv. 1260 Copenhagen K. Denmark	Chief Executive Officer of Novo Holdings A/S	United Kingdom

Peter Haahr, Chief Financial Officer of Novo Holdings A/S	Ordrup Have 21 2920 Charlottenlund Denmark	Chief Financial Officer of Novo Holdings A/S	Denmark

Novo Nordisk Foundation
Name, Title	Address	Principal Occupation	Citizenship
Lars Rebien Sørensen, Chairman of the Board	Christianholms Tværvej 27 2930 Klampenborg Denmark	Professional Board Director	Denmark

Novo Nordisk Foundation
Name, Title	Address	Principal Occupation	Citizenship

Marianne Philip, Vice Chairman of the Board	Annasvej 28 2900 Hellerup Denmark	Attorney	Denmark

Steen Riisgaard, Director	Hestetangsvej 155 3520 Farum Denmark	Professional Board Director	Denmark

Mads Krogsgaard Thomsen, Chief Executive Officer	Præstevejen 38 3230 Græsted Denmark	Chief Executive Officer, Novo Nordisk Foundation	Denmark

Anne Marie Kverneland, Director	Nybrovej 216 2800 Kgs. Lyngby Denmark	Laboratory technician, Novo Nordisk A/S	Denmark

Lars Bo Køppler, Director	Anemonevej 7 3550 Slangerup Denmark	Technician, Novozymes A/S	Denmark

Lars Henrik Fugger, Director	72 Staunton Road, Headington Great Britain	Professor, John Radcliffe Hospital, University of Oxford, Oxford, Great Britain	Denmark

Lars Henrik Munch, Director	Galionsvej 46 1437 Copenhagen K Denmark	Professional Board Director	Denmark

Mads Boritz Grøn, Director	Horsevænget 4 3400 Hillerød Denmark	Senior Lead Auditor	Denmark

Liselotte Højgaard, Director	Grønningen 21 1270 Copenhagen K Denmark	Professor	Denmark